Exhibit 99.1
For Immediate Release
January 10, 2006
SAP Expects 18% Growth in Software Revenues for Full-Year 2005
Full-Year 2005 Software Revenue Growth Expected to Exceed Company Guidance
Fourth Quarter 2005 Software Revenues Expected to Increase 18% to €1,180 Million
Full-Year Total Revenue Expected to Increase 13% to €8.5 Billion
     WALLDORF — January 10, 2006 — SAP AG (NYSE: SAP) announced today that after a preliminary review of its 2005 fourth quarter results, it expects full-year 2005 software revenues to be approximately €2,780 million, representing an increase of 18% (15% at constant currencies1 ) compared to full-year 2004 software revenues of €2,361 million. The expected 2005 software revenue growth of 18% exceeds the Company’s previously published guidance of a range of 12% — 14% growth.
     Fourth quarter software revenues are expected to be approximately €1,180 million, representing an increase of 18% (12% at constant currencies1 ) compared to fourth quarter 2004 software revenues of €1,003 million. Based on these preliminary software revenue results, the Company expects its worldwide peer group2 share to be 63% on a rolling four quarter basis at the end of the fourth quarter of 2005, which represents a gain of three percentage points compared to the third quarter of 2005 and a gain of eight percentage points compared to the fourth quarter of 2004.
     In the U.S., software revenues for the fourth quarter of 2005 are expected to increase by 35% (21% at constant currencies1 ) to €315 million compared to the fourth quarter of 2004. The Americas region, which includes the U.S., Canada and Latin America, is expected to report software revenues of €424 million for the fourth quarter of 2005, representing an increase of 33% (18% at constant currencies1 ) compared to the fourth quarter of 2004. In the EMEA (Europe,

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Middle East and Africa) region, fourth quarter 2005 software revenues are expected to increase 8% (7% at constant currencies1 ) to €625 million. Fourth quarter 2005 software revenues in Germany are expected to increase 2% to €238 million. In the APA (Asia/Pacific) region, fourth quarter 2005 software revenues are expected to increase by 25% (18% at constant currencies1 ) to €131 million. Fourth quarter 2005 software revenues in Japan are expected to increase 9% (10% at constant currencies1 ) to €49 million.
     Total revenues for the fourth quarter of 2005 are expected to be approximately €2.75 billion, which is an increase of 15% (9% at constant currencies1 ) compared to €2.40 billion reported in the same period last year. Total revenues for the full-year 2005 are expected to be approximately €8.5 billion, which is an increase of 13% (12% at constant currencies1 ) compared to €7.5 billion reported for 2004.
     On the basis of these figures, SAP expects its 2005 pro forma operating margin to be at the high end of its previously published 2005 pro forma operating margin guidance of an increase in a range of 0.0 to 0.5 percentage points. The 2005 pro forma operating margin can be reconciled to the operating margin by adjusting operating income for stock-based compensation (approximately €46 million) and acquisition-related charges (approximately €33 million). The Company also expects 2005 pro forma earnings per share to be at the high end of the range of its previously published 2005 pro forma earnings per share guidance of €4.85 to €4.95 per share.
     SAP will provide further details of its 2005 preliminary results and outlook for the full-year 2006 on January 25.
About SAP
SAP is the world’s leading provider of business software solutions*. Today, more than 29,800 customers in over 120 countries run more than 100,600 installations of SAP® software—from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale solutions for global organizations. Powered by the SAP NetWeaver™ platform to drive innovation and enable business change, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

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(*) SAP defines business software solutions as consisting of Enterprise Resource Planning and related software solutions such as Supply Chain Management, Customer Relationship Management, Product Lifecycle Management, Supplier Relationship Management.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2006 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Tony Roddam, +49 (6227) 7-49133, tony.roddam@sap.com, CET
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
Footnotes
1)	Constant currency data excludes the impact of currency exchange rates.

2)	Worldwide share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. is based on comparable software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars. For Oracle Corp. (business applications only), the software revenues of Oracle, PeopleSoft and Retek were combined based on publicly available data. Subsequent revisions of peer group data will often occur as a result of using estimated data at the time the peer group share is originally calculated because actual data is often not yet available.